SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 15)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007, April 10, 2007, April 10, 2007, April 16, 2007, April 17, 2007, April 18, 2007, April 20, 2007, April 24, 2007, April 25, 2007, April 26, 2007, April 26, 2007, April 30, 2007, May 2, 2007 and May 8, 2007, respectively (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $90.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end of Item 8:

On May 10, 2007, Biosite issued a press release announcing that it has received a letter from Inverness contemplating an offer by Inverness to purchase, by way of a cash tender offer, 100% of the outstanding shares of common stock of Biosite not already owned by Inverness for $92.50 per share in cash. The letter was accompanied by a merger agreement signed by Inverness and copies of signed commitment letters from Inverness’ proposed financing sources.

The letter from Inverness states that Inverness may withdraw its offer in the event that Biosite does not make a public announcement by 5:00 p.m., Pacific Daylight Time, on Thursday, May 10, 2007, to the effect that, among other things, the Biosite Board of Directors has determined that the Inverness offer constitutes a superior proposal as defined in the Merger Agreement. In addition, the letter from Inverness states that Inverness may withdraw its offer in the event that Biosite fails to transmit a written notice to Beckman by 5:00 p.m., Pacific Daylight Time, on Thursday, May 10, 2007, stating that the Matching Period as defined in Merger Agreement shall expire no later than 11:59 p.m., Eastern Daylight Time, on Tuesday, May 15, 2007. The letter from Inverness further contemplates that, in the event that the Inverness offer has not been withdrawn, the offer will remain open until 8:00 a.m., Eastern Daylight Time, on Wednesday, May 16, 2007. Complete copies of the press release issued by Biosite and the letter from Inverness attaching the merger agreement signed by Inverness, the ancillary agreements signed by Inverness and the revised commitment letters are filed as Exhibit (a)(1)(HH) and Exhibit (a)(1)(II), respectively, hereto and are incorporated herein by reference.

The Biosite Board is evaluating Inverness’ offer, with the assistance of its financial advisor, Goldman Sachs & Co., and its legal advisors, Cooley Godward Kronish LLP and Potter Anderson & Corroon LLP.

Item 9.

Exhibit No.	Description
(a)(1)(HH)	Press Release issued by Biosite Incorporated on May 10, 2007.

(a)(1)(II)	Offer Letter, dated May 9, 2007, from Inverness Medical Innovations, Inc. to Biosite Incorporated (attaching: (i) Agreement and Plan of Merger among Inverness Medical Innovations, Inc., Biosite Incorporated and Inca Acquisition, Inc., executed by Inverness Medical Innovations, Inc. and Inca Acquisition, Inc., as Exhibit A; (ii) Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreements among Inverness Medical Innovations, Inc., Biosite Incorporated and each of Kim D. Blickenstaff, Kenneth F. Buechler, Ph.D. and Gunars E. Valkirs, Ph.D., each executed by Inverness Medical Innovations, Inc., as Exhibit B; and (iii) Commitment Letter dated May 9, 2007, executed by General Electric Capital Corporation, UBS Loan Finance LLC and Inverness Medical Innovations, Inc. and Commitment Letter, dated May 9, 2007 executed by UBS Loan Finance LLC, UBS Securities LLC, General Electric Capital Corporation and Inverness Medical Innovations, Inc., as Exhibit C).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ Kim D. Blickenstaff
Name:	Kim D. Blickenstaff
Title:	Chairman and Chief Executive Officer

Dated: May 10, 2007